September 4, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	Los Angeles Syndicate of Technology, Inc.

Company clarification regarding elements of certain filings including Preliminary 14-C filed on 8/14/2012

To Whom it may Concern,

The Los Angeles Syndicate of Technology, Inc. (“LAST”) is pleased provide to the Securities and Exchange Commission (the “Commission”) Staff further clarification regarding certain elements contained in the Company’s filings with the Commission. In this letter the “Company,” “LAST,” “last.vc,” “we,” “us” and “our” refer to Los Angeles Syndicate of Technology, Inc. unless the context otherwise requires. Below please find clarification regarding corporate actions announced in the 14-C filing, our valuation methodology and specific related party transactions.

Authorization to sell Company Common Stock below Net Asset Value per Share

In LAST’s Preliminary 14-C Information Statement filed with the SEC on August 14th, 2012 the Company disclosed that the Board of Directors would be authorized to sell Company Common Stock below Net Asset Value per share. After the filing was made, it was determined by management and the Board of Directors that the Company would not be selling Common Stock below Net Asset Value now or any time in the foreseeable future. As a result of this determination, the Authorization to Sell Stock below Net Asset Value was removed as a Corporate Action in the Definitive 14-C Information Statement filed with the SEC on September 4th, 2012 and removed from the Information Statements mailed to Shareholders of Record.

Valuation Methodology

LAST follows Accounting Standards Codification (‘‘ASC’’) Topic 820 — Fair Value Measurements and Disclosures (“Topic 820”) for measuring the fair value of portfolio investments. Topic 820 establishes a framework for measuring fair value that includes three distinct valuation techniques: (1) the Market Approach; (2) the Income Approach; (3) the Asset Approach. We currently rely on the Market Approach and the Asset Approach in the valuation of our portfolio companies. Detail surrounding the methods employed by LAST, and our evaluation process is documented in our valuation policy.

Our valuations of Stockr, Inc., Virurl, Inc., Sanguine Biosciences, Inc., LottoPals, Inc., and Clowd, Inc. (the “Companies”) are based on the Market Approach, and rely on prices and other relevant information generated by the most recent market transactions in their equity and equity-like securities. The Companies have all issued equity or equity-like securities to unrelated, third-party investors in arms-length market transactions, and we use the price per share implied by those transactions to dictate the price per share at which to value our equity holdings. By way of example, if Company X issued 1,000,000 common shares to an investor at $1.00 per share, then LAST would value its common equity holdings in Company X at $1.00 per share multiplied by the number of shares owned by LAST. LAST management, our Board of Directors, our auditors, and valuation specialists engaged to perform independent valuations, rely on executed Stock Purchase Agreements and other investment agreements provided by the Companies to determine the price per share at which the most recent market transaction occurred. By relying on the most recent transaction price as determined by arms-length transactions with unaffiliated investors when valuing our holdings in our portfolio companies, we ensure that the valuation of our portfolio is grounded in the most current and relevant data regarding our portfolio companies. None of the market transactions upon which Market Approach valuations are based were conducted in fire sale conditions or involved parties in financial distress.

Unless we believe that the Income Approach is appropriate, we will use the Asset Approach for companies that have not raised capital in arms-length transactions. In such cases, we evaluate (1) the aggregate amount of capital invested by LAST in such company (our “Cost Basis”), and (2) the fair value of the company’s assets less the fair value of the company’s liabilities. LAST uses the lesser of our Cost Basis and the fair value of the company’s assets less the fair value of the company’s liabilities as our estimate of fair market value except in cases where significant judgment is required in the determination of the fair market value of the assets or the liabilities, and in such cases we rely on our cost basis as the most reliable and conservative estimate of the valuation under the Asset Approach.

As of June 30, 2012, and in all previously reported periods, Stocktown Productions, Inc. (“Stocktown”) was valued using the Asset Approach. In its Practice Aid regarding the valuation of private company equity securities for valuation specialists, preparers of financial statements, and independent auditors, the AICPA Equity Securities Task Force (“AICPA Task Force”) notes that, “the Asset Approach is typically more relevant for valuing enterprises in the earliest stages of development prior to raising arm’s-length financing, when there may be limited (or no) basis for using the income or market approaches”. The AICPA Task Force describes the general principle of the Asset Approach as being the fair value of its assets less the fair value of its liabilities, and the Task Force outlines a number of acceptable techniques for estimating fair value of the assets and liabilities. For Stocktown we have used our Cost Basis as our estimate for the fair market value in all applicable historic periods.

For companies where the fair market value determined in good faith by our Board of Directors differs from our Cost Basis, we record a fair value adjustment. There may be periods where we invest additional capital in a portfolio company, but the price per share at which that company raises capital from arms-length transactions does not change. In such cases our Cost Basis for such company will increase during the period, while the fair market value of such company will remain the same. Given the nature of our business model – where in many cases LAST has incubated a concept internally, built a prototype and team, then raised subsequent capital for the company from unaffiliated, third-party investors – we expect our cost basis to often differ, in many cases materially, from the fair market value as determined by our board of directors.

Regarding the inputs used in our valuation process, we follow the guidelines of the fair value hierarchy. LAST classifies all inputs related to the valuation of our portfolio holdings as level 3 inputs.

Related Party Transactions

On September 27th, 2010 the Company entered into restricted share purchase agreements to offer restricted shares of the Company’s common stock for $.02 per share. The Company issued 11,510,000 shares to the CEO and 21 other individuals that had been engaged to join LAST as executive officers, advisors, and consultants. The share purchase agreements contain a one year lock on the transfer of the shares and a 36 month vesting and repurchase provision that allows the Company to repurchase unvested shares at cost should an individual break the terms of their engagement agreement.

On February 9, 2011, the Company’s Board of Directors was notified by Management that Vineet Jindal, previously the Chief Investment Officer of LAST, would be resigning from LAST to assume the Chief Executive Officer position, respectively, at Stockr, Inc., a majority owned portfolio company of LAST.

On February 12, 2011 the Company’s Board of Directors were notified by Management that the Company would exercise its repurchase option to purchase 2,700,000 of Mr. Jindal’s unvested shares of LAST Common Stock pursuant to its Share Purchase Agreement and Employment Agreement with Mr. Jindal. Per the terms of the agreement, LAST repurchased 600,000 shares at Mr. Jindal’s cost value and cancelled those shares. The Company then transferred its right to repurchase the remaining 2,100,000 shares subject to the employment provisions (36 month vesting schedule, lock-up period, repurchase provisions) to other officers of LAST who were subject to similar employment agreements with identical employment provisions as Mr. Jindal. These officers repurchased these shares at Mr. Jindal’s original cost value.

Forward Stock Split effect on Net Asset Value per share and Market Price per share

As addressed in more detail in the Company’s Definitive 14-C filing, LAST received unanimous consent from the Board of Directors and approval from a majority of shareholders to effect a 3 to 1 Forward Split of the Company’s outstanding Common Stock. The split will take effect approximately 20 days from the mailing of the Information Statement to investors.

The Forward Stock Split will not affect our Net Asset Value (“NAV”), but it will affect our Net Asset Value per share. Our Net Asset Value per share (“NAV/S”) will be equal to 1/3rd of the value prior to the Effective Date of the Forward Stock Split. By way of example, if the NAV/S was $.90 per share before the Forward Split, it would be $.30 per share after the Forward Split. The Market Value of our Stock will also open at 1/3rd of the price of the last closing price prior to the Effective Date of the Forward Split. By way of example, if the last closing price prior to the Effective Date of the Forward Split was $1.50 per share, it would open at $.50 per share on the Effective Date of the Forward Split.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings and that Staff comments or changes to our disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. In addition, we acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response to the Staff’s comments, please call Bryce Knight, at (702) 943-0320.

Sincerely,

/s/ Bryce Knight
Bryce Knight
Chief Executive Officer